Exhibit (a)(5)(C)

NEWS RELEASE
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE UP TO 3,000,000 OF ITS

COMMON SHARES AT A PRICE OF $1.50 PER SHARE

Atlanta, Georgia (January 10, 2017) – SunLink Health Systems, Inc. (NYSE:MKT: SSY) announced today that it has commenced a tender offer to purchase up to 3,000,000 of its common shares at a price of $1.50 per share (the “Offer”). The number of shares proposed to be purchased in the Offer represents approximately 31.77% of the approximately 9,443,408 of SunLink’s outstanding common shares as of January 9, 2017 and involves an aggregate purchase price of $4,500,000. On January 5, 2017, the last full trading day prior to the announcement of the Offer, the reported closing price of SunLink common shares on the NYSE MKT was $1.12. The NYSE MKT closing price of SunLink common shares on January 9, 2017 was $1.45 per share.

The Offer will expire at 5:00 p.m., New York City time, on Wednesday, February 8, 2017, unless extended by SunLink. Tenders of shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to the expiration of the Offer. The Offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to shareholders.

On the terms and subject to the conditions of the Offer, SunLink’s shareholders will have the opportunity to tender some or all of their shares at a price of $1.50 per share. If shareholders properly tender a total of more than 3,000,000 shares, SunLink will purchase shares tendered by those shareholders owning fewer than 100 shares who tender all their shares, without proration, and all other shares tendered will be purchased on a pro rata basis, subject to the tender offer provisions described in the Offer to Purchase that is being distributed to shareholders. Shareholders whose shares are purchased in the Offer will be paid $1.50 per share, net, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

As of January 6, 2017, SunLink had approximately $13.3 million in unrestricted cash. SunLink will use a portion of its unrestricted cash to fund the Offer. The Information Agent for the Offer is D. F. King & Co., Inc. The Depositary is American Stock Transfer & Trust Company, L.L.C. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to shareholders of record and also will be made available for distribution to beneficial owners of SunLink common shares. For questions and information, please call the Information Agent toll free at (212) 493-3910 (collect) if you are a bank or brokerage firm or otherwise at (800) 966-9021 (toll-free).

None of SunLink’s Board of Directors, the Information Agent or the Depositary are making any recommendations to shareholders as to whether to tender or refrain from tendering their shares into the Offer. Shareholders must make their own decisions as to how many shares they will tender, if any. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

The Offer could possibly have the effect of reducing the number of holders of record of the Company’s common shares below the level which would permit the Company to deregister the common shares with the SEC and cease being a public company. The Company cannot predict whether the results of the Offer will result in, or are reasonably likely to result in, a reduction in the number of the holders of record which would permit the Company to deregister; however, because the Offer could possibly have such result, and because in such event, management and the Board of Directors would likely again undertake an analysis to evaluate deregistration, and the Company might seek deregistration of its common shares if management and the Company’s Board concluded it was in the best interests of the Company to do so, the Company has filed the Offer as a going private transaction with the SEC and will provide its shareholders in the Offer documents with the same information as would be required in a transaction intended to or which could reasonably be expected to result in the Company going private.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common shares of SunLink Health Systems, Inc. (“SunLink” or the “Company”). The tender offer is being made only pursuant to the offer to purchase, letter of transmittal, and related materials which the Company is distributing, without charge, to SunLink shareholders and filing with the SEC pursuant to a tender offer statement on Schedule TO and Schedule 13E-3 forming a part thereof. Investors and shareholders should read those filings carefully as they contain important information about the tender offer. Those documents as well as SunLink’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at SunLink’s website at www.sunlinkhealth.com. The website addresses of the SEC and SunLink are included in this press release for reference only. The information contained on these websites is not incorporated by reference in this press release and should not be considered to be a part of this press release. The offer to purchase and related materials may also be obtained without charge by contacting D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 493-3910 (collect) if you are a bank or brokerage firm or otherwise at (800) 966-9021 (toll-free).

All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare industry; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

SunLink Health Systems, Inc. is the parent company of subsidiaries that own and operate healthcare businesses in the Southeast. Each of the Company’s healthcare businesses is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website.